

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 28, 2011

Mr. C.E. Rick Strattan
Chief Executive Officer
CTD Holdings, Inc.
27317 N.W. 78th Avenue
High Springs, FL 32643

> **RE: CTD Holdings, Inc.**
> **Form 10-K/A for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q/A for the Fiscal Quarters ended March 31, 2010 and**
> **September 30, 2010 and Form 10-Q for the Fiscal Quarter ended June**
> **30, 2010**
> **File No. 0-25466**

Dear Mr. Strattan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief